SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 3330034676-7

PUBLICLY-HELD COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR. B; LATIBEX: XELT. The & XELT. B) hereby informs its shareholders and the market in general that 353 employees enrolled in the Voluntary Termination Plan – PDV, opened in 2023, were terminated on August 31. In June and July, 87 employees enrolled in the same PDV had already left the Company. The total of 440 dismissals represents about 30% of the 1,473 enrolled in the Plan.

The decision to terminate was made after evaluating the criticality of the functions performed by the terminated workers and in full compliance with the safety of the Company's operations, without compromising the adequate provision of the public service of transmission and generation granted to the Eletrobras companies.

This PDV, whose registrations took place between June 21 and July 21 of this year, fully observed what is contained in the Collective Bargaining Agreement - ACT currently in force, which was signed and had broad participation of all union entities representing the Company's workers and signed before the Superior Labor Court.

In view of this Company's commitment to guarantee the continuity of its operations, we inform you that, until December 2023, there will be no dismissals of professionals who operate transmission plants and substations, or who work in the maintenance areas linked to its business and in its shared services center. Even in cases where the professionals themselves require their early departure, these claims will be carefully evaluated, including the need for their prior replacement.

Until this date, 102 new professionals have been hired and another 730 employees will be hired until December for the operation and maintenance areas of the Eletrobras group companies throughout the country. There were more than 51,000 registered for this selection process and the technical, safety, operation and maintenance training is in full execution for the incorporation of these engineers and technicians in the plants, substations, offices and operation and maintenance areas. Such measures denote full attention and zeal to the capabilities of the Company's employees to perform operational tasks in our facilities.

The maintenance of the PDV, given that we continue with the unchanged framework in the areas of production of the operation and maintenance until December 2023, and with a solid plan to replace the professionals who leave the Company after that date, will not compromise the adequate provision of the public service of generation and transmission granted to the company.

As previously communicated to the market, one of the company's goals is to participate in the expansion process of the Brazilian electrical system, investing in new transmission capacity, which should give more security to the system, in addition to expanding our park in green generation. The realization of investments, considered a strict capital discipline, is associated with the optimization of the processes underway in the Company, allowing the maintenance of the provision of the electricity supply service in the quality and reliability standards necessary to ensure the guarantee of the supply. These investments will be key to infrastructure development and the creation of new jobs.

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

In addition, we also highlight the resumption of the construction of the Transnorte Energia transmission line, enabling the integration of Roraima into the interconnected system, as well as the active participation in the transmission auction of June 30, 2023, with Eletrobras being the only company to present bids for all 9 lots, achieving success in lot 4, which will have about R$ 700 million of investment.

It is also important to note that Eletrobras has been working diligently and planned regarding its assets, which can be translated by the high rate of availability of its transmission lines, currently at 99.6% (until July/23). In addition to availability, Eletrobras has achieved in the last two years the best results of its performance indicators.

Likewise, regarding the generation system, its good performance can be attested through the monitoring indicator related to the availability of the plants, which has its formulation based on the calculation of the FID, contained in REN ANEEL 1.033/2022. This indicator, which compares the availability of verified generation with the availability of reference generation, has reached for the Eletrobras generating park the result of 1,043, above the target of 1,000.

Such performance has been achieved with technical and managerial optimization, being even concomitant with the process of optimization of the workforce now in reference. This result demonstrates that the entire process of restructuring the company's workforce is being carried out in an organized and planned manner, with security constituting a non-negotiable value for the Company.

Specifically with regard to the disturbance that occurred on 08/15/2023, the preliminary evaluations of the National Electric System Operator - ONS have already concluded that the extent of the event was due to the instability verified in the National Interconnected System - SIN, which was established for various reasons. The opening of the transmission line of Eletrobras Chesf, which has no relationship with human factor, and therefore with the ongoing PDV, was characterized as "zero event", remembering that the sectoral planning is based on the criterion "n-1", by which the untimely shutdown of a transmission line should not imply load cutting.

Eletrobras reaffirms its total commitment to the safety of people and their facilities, as well as to the future of the electrical system, to the extent of its significant contribution to the expansion of generation and transmission parks in Brazil.

Rio de Janeiro, September 01, 2023

Elvira Cavalcanti Presta

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past fact, but reflect the beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of us receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric dams, our capital financing and investment plans, existing and future government regulations, and other risks described in our annual report and other filings with the CVM and SEC. Estimates and projections refer only as of the date they were expressed and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or future events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.